May 26, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        Healthy Fast Food, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed on April 23, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 2 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated May 14, 2010, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page of the filing.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.
We note your response to comment three of our letter dated January 27, 2010.  Please provide a basis for the qualitative statements regarding your business or industry, such as “growing demand for foods with lower-fat and better nutritional content” and “recent growth in the frozen yogurt industry” on page four and “demand for high-quality healthy foods, in particular healthy fast foods, is increasing” and “growing demand for healthy food” on page 25.

Response:   The statements made on pages 4 and 27 of the prospectus are based on management’s observations and beliefs, as well as articles published in industry periodicals such

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
May 26, 2010

as Nation’s Restaurant News and research reports from sources such as Mintel International Group Limited.

2.
We note your response to our prior comment number 2.  Please disclose in the summary the fact that you have chosen not to update the registration statement related to a prior offering of units, warrants and stock and that, as a result, warrant holders in that prior offering are not presently able to exercise the warrants they purchased under that registration statement.

Response: Complied. See page 4.

3.	In addition, revise here and in the risk factors to discuss any potential liability to you in failing to maintain the effective registration statement, contractual or otherwise.

Response:  Due to the low trading price of the common stock in relation to the exercise prices of the Class A and Class B Warrants ($5.10 and $10.20, respectively), the Company does not believe that its failure to update the registration statement covering the shares underlying those warrants exposes the Company to any significant liability at this time.

Prospectus Summary, page 4

4.
We note your response to comment eight of our letter dated January 27, 2010.  Please revise the forepart of your summary to also discuss the going concern opinion that your independent registered public accounting firm issued on March 31, 2010.

Response: Complied. See page 5.

5.
We note your response to comment nine of our letter dated January 27, 2010.  Please discuss your plans to use the proceeds of the offering to open four additional cafes in the southeastern part of the United States, as disclosed on page 14.

Response:   Complied.  See page 5.

6.
We note your statement on page four that you “have two franchised locations currently in operation.”  Please clarify this disclosure, if true, to state that you do not collect any franchise fees or royalties from one of these locations.  Please file all franchise agreements as exhibits to your next amendment.

Response:  Complied.  See page 4.  The area development agreement for Tucson, Arizona is filed as Exhibit 10.5 and the form of franchise agreement is filed as Exhibit 10.6.  We have executed six franchise agreements, which are identical except for the identity of the franchisee, the location of the café and the date of the agreement.  In the case of the agreement with U Create Enterprises, the agreement does not require the payment of a franchise fee or royalties.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
May 26, 2010

Pursuant to Instruction 2 to Item 601 of Regulation S-K, the form of franchise agreement is being filed, together with a schedule setting forth the specifics of each agreement.

7.	Revise the final carry-over sentence on the bottom of page 4 to represent losses by the use of parentheses.

Response: Complied. See page 5.

Risk Factors, page 7

8.
We note your response to comment 12 of our letter dated January 27, 2010, and we reissue the comment.  We note that you discuss future changes in general economic conditions and current economic conditions in the Las Vegas area.  However we note that you intend to open franchise restaurants in other parts of the United States.  Please revise to discuss the impact of the current global economic downturn on consumers’ discretionary budgets, especially as it relates to restaurant spending.

Response:  Complied.  See page 10.

Market for Common Equity and Related Stockholder Matters, page 16

9.	We note your response to comment 16 of our letter dated January 27, 2010. Please discuss the trading volume and volatility of your common stock.

Response:     Complied.  See page 17.

Management’s Discussion and Analysis, page 18
Liquidity and Financial Condition, page 20

10.
This discussion should be significantly expanded to quantify and describe the funds necessary to maintain current operations, complete projects underway and achieve stated objectives and plans.  In addition, please clearly state the outcome to the company if you are ultimately unable to raise capital and/or achieve any of the outlined objectives on which you state your existence is dependent.  Please update these disclosures on a quarterly basis in future interim filings.

Response: Complied. See page 23.

11.	Discuss the potential impact of this offering on your capital resources and liquidity, including the potential impact on your working capital.

Response: Complied. See page 23.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
May 26, 2010

12.
We note your response to comment 18 of our letter dated January 27, 2010.  We note on page 14 that you plan to open four cafes.  Please explain the demands on liquidity that will accompany the expansion.  Discuss the expected sources of funding and the impact on the company if the funding cannot be obtained.  Please also discuss your planned sources of capital to pay your lease commitments.

Response:  Complied.  See page 23.

Business, page 24

13.
We note your response to comment 23 of our letter dated January 27, 2010.  Please update the first full risk factor on page 11 to reflect, if true, that these relationships are maintained solely by Henry Cartwright.

Response:    Complied.  See page 12.

Executive Compensation, page 33

14.	Please confirm, if true, that value shown for stock awards is based on the aggregate grant date fair value.

Response:  The value shown for stock awards has been accounted for at fair value on the grant date.  Share-based executive compensation earned during the month has a month-end grant date.  For example, the shares earned for services for the month of December 2009 were priced using the market value as of the December 31, 2009 grant date.

15.
We note your response to comment 28 of our letter dated January 27, 2010.  You state on page 34 that “Except as described below” your officers are each employed at will.  Please revise to clarify which officers are not employed at will and indicate the type of employment relationship.

Response: All of the officers are “at will” employees. Accordingly, the phrase, “Except as described below,” has been deleted. See page 36.

Lock-Up Agreements, page 47

16.	We note that you have removed disclosure regarding lock-up agreements for officers, directors and stockholders. Please tell us why you removed this disclosure.

Response: The removal of this disclosure was in error. Amendment No. 2 contains disclosure of lock-up agreements for officers and directors for a 90-day period. See page 51.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
May 26, 2010

Recent Sales of Unregistered Securities, page II-1

17.
We note your response to comment 38 of our letter dated January 27, 2010.  We note that the total offering amount appears to have increased by more than 10%.  Please consider whether you need to file an amended Form D.  See http://www.sec.gov/info/smallbus/secg/formdguide.htm

Response:   The Form D filed by the Company reflected a total offering amount of $1,250,000. The total offering amount did not change.  The cited guidance on Form D filing states:

“A filer is not required to file an amendment to a previously filed notice to reflect … a change that occurs solely in the following information contained in a previous Form D notice or amendment: …

•	the amount of securities sold in the offering or the amount remaining to be sold.”

Exhibit 4.8

18.
We note that the Form of Representative’s Purchase Warrant states that “THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.”  However you indicate on the cover of the registration statement that you are registering the issuance of the Representative’s Warrants.  Please advise.

Response: Exhibit 4.8 has been revised to delete the restrictive legend.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP